 Exhibit 99.2
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(unaudited)
	Three months ended September 30		Nine months ended September 30
($ millions)	2024	2023	2024	2023
Revenues and Other Income

Gross revenues (note 4)	13 905	13 911	41 224	38 617

Less: royalties	(1 017)	(1 262)	(3 066)	(2 335)

Other income (loss) (note 5)	174	(13)	473	326
	13 062	12 636	38 631	36 608
Expenses

Purchases of crude oil and products	4 799	4 701	14 319	13 147

Operating, selling and general	3 055	3 124	9 648	9 988

Transportation and distribution	484	412	1 332	1 244

Depreciation, depletion, amortization and impairment	1 791	1 744	5 103	4 837

Exploration	8	10	82	59

Gain on disposal of assets (note 11)	(11)	(49)	(13)	(995)

Financing expenses (note 7)	242	560	1 063	1 129
	10 368	10 502	31 534	29 409
Earnings before Income Taxes	2 694	2 134	7 097	7 199
Income Tax Expense (Recovery)

Current	621	781	2 051	2 068

Deferred	53	(191)	(152)	(344)
	674	590	1 899	1 724
Net Earnings	2 020	1 544	5 198	5 475
Other Comprehensive (Loss) Income

Items That May be Subsequently Reclassified to Earnings:

Foreign currency translation adjustment	(52)	76	(57)	158

Items That Will Not be Reclassified to Earnings:

Actuarial (loss) gain on employee retirement benefit plans, net of income taxes (note 13)	(10)	296	480	321
Other Comprehensive (Loss) Income	(62)	372	423	479
Total Comprehensive Income	1 958	1 916	5 621	5 954
Per Common Share (dollars) (note 8)

Net earnings – basic and diluted	1.59	1.19	4.06	4.17

Cash dividends	0.55	0.52	1.65	1.56
See accompanying notes to the condensed interim consolidated financial statements.
2024 Third Quarter   Suncor Energy Inc.   41

CONSOLIDATED BALANCE SHEETS
(unaudited)
($ millions)	September 30 2024	December 31 2023
Assets

Current assets

Cash and cash equivalents	3 005	1 729

Accounts receivable	6 115	5 735

Inventories	5 213	5 365

Income taxes receivable	621	980
Total current assets	14 954	13 809

Property, plant and equipment, net	68 530	67 650

Exploration and evaluation	1 742	1 758

Other assets	1 756	1 710

Goodwill and other intangible assets	3 482	3 528

Deferred income taxes	198	84
Total assets	90 662	88 539
Liabilities and Shareholders’ Equity

Current liabilities

Short-term debt	—	494

Current portion of long-term lease liabilities	458	348

Accounts payable and accrued liabilities	7 990	7 731

Current portion of provisions	904	983

Income taxes payable	51	41
Total current liabilities	9 403	9 597

Long-term debt (note 7)	10 973	11 087

Long-term lease liabilities	3 606	3 478

Other long-term liabilities	1 387	1 488

Provisions (note 12)	12 108	11 610

Deferred income taxes	8 103	8 000

Equity	45 082	43 279
Total liabilities and shareholders’ equity	90 662	88 539
See accompanying notes to the condensed interim consolidated financial statements.
42   2024 Third Quarter   Suncor Energy Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
	Three months ended September 30		Nine months ended September 30
($ millions)	2024	2023	2024	2023
Operating Activities

Net Earnings	2 020	1 544	5 198	5 475

Adjustments for:

Depreciation, depletion, amortization and impairment	1 791	1 744	5 103	4 837

Deferred income tax expense (recovery)	53	(191)	(152)	(344)

Accretion (note 7)	150	132	444	399

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt (note 7)	(123)	256	200	15

Change in fair value of financial instruments and trading inventory	(107)	15	(63)	91

Gain on disposal of assets (note 11)	(11)	(49)	(13)	(995)

Loss on extinguishment of long-term debt (note 7)	26	—	26	—

Share-based compensation	65	224	(211)	40

Settlement of decommissioning and restoration liabilities	(114)	(75)	(349)	(280)

Other	37	34	170	53

Decrease (increase) in non-cash working capital	474	550	524	(1 265)
Cash flow provided by operating activities	4 261	4 184	10 877	8 026
Investing Activities

Capital and exploration expenditures	(1 555)	(1 577)	(4 913)	(4 276)

Capital expenditures on assets held for sale	—	—	—	(108)

Acquisitions, net of cash acquired (note 11)	—	—	—	(712)

Proceeds from disposal of assets (note 11)	13	51	36	1 880

Other investments	(22)	(12)	(25)	(59)

(Increase) decrease in non-cash working capital	(107)	(109)	108	120
Cash flow used in investing activities	(1 671)	(1 647)	(4 794)	(3 155)
Financing Activities

Net decrease in short-term debt	(36)	(1 761)	(503)	(353)

Repayment of long-term debt	(321)	—	(321)	(5)

Lease liability payments	(123)	(84)	(328)	(248)

Issuance of common shares under share option plans	37	99	344	155

Repurchase of common shares (note 9)	(790)	(300)	(1 908)	(1 858)

Distributions relating to non-controlling interest	(4)	(4)	(12)	(12)

Dividends paid on common shares	(690)	(676)	(2 090)	(2 045)
Cash flow used in financing activities	(1 927)	(2 726)	(4 818)	(4 366)
Increase (Decrease) in Cash and Cash Equivalents	663	(189)	1 265	505

Effect of foreign exchange on cash and cash equivalents	(32)	11	11	(53)

Cash and cash equivalents at beginning of period	2 374	2 610	1 729	1 980
Cash and Cash Equivalents at End of Period	3 005	2 432	3 005	2 432
Supplementary Cash Flow Information

Interest paid	133	162	585	624

Income taxes paid	538	539	1 522	2 415
See accompanying notes to the condensed interim consolidated financial statements.
2024 Third Quarter   Suncor Energy Inc.   43

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)
($ millions)	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Retained Earnings	Total	Number of Common Shares (thousands)
At December 31, 2022	22 257	571	974	15 565	39 367	1 337 471
Net earnings	—	—	—	5 475	5 475	—

Foreign currency translation adjustment	—	—	158	—	158	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $103	—	—	—	321	321	—
Total comprehensive income	—	—	158	5 796	5 954	—

Issued under share option plans	166	(11)	—	—	155	3 856

Repurchase of common shares for cancellation (note 9)	(729)	—	—	(1 129)	(1 858)	(43 529)

Change in liability for share repurchase commitment	77	—	—	108	185	—

Share-based compensation	—	12	—	—	12	—

Dividends paid on common shares	—	—	—	(2 045)	(2 045)	—
At September 30, 2023	21 771	572	1 132	18 295	41 770	1 297 798
At December 31, 2023	21 661	569	1 048	20 001	43 279	1 290 100
Net earnings	—	—	—	5 198	5 198	—

Foreign currency translation adjustment	—	—	(57)	—	(57)	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $151 (note 13)	—	—	—	480	480	—
Total comprehensive income	—	—	(57)	5 678	5 621	—

Issued under share option plans	386	(52)	—	—	334	8 488

Repurchase of common shares for cancellation(1) (note 9)	(628)	—	—	(1 309)	(1 937)	(37 043)

Change in liability for share repurchase commitment (note 9)	(37)	—	—	(98)	(135)	—

Share-based compensation (note 6)	—	10	—	—	10	—

Dividends paid on common shares	—	—	—	(2 090)	(2 090)	—
At September 30, 2024	21 382	527	991	22 182	45 082	1 261 545

(1)
Includes $29 million of taxes on share repurchases for the nine months ended September 30, 2024.

See accompanying notes to the condensed interim consolidated financial statements.
44   2024 Third Quarter   Suncor Energy Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS
Suncor is Canada’s leading integrated energy company. Suncor’s operations include oil sands development, production and upgrading; offshore oil production; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada™ retail and wholesale distribution networks (including Canada’s Electric Highway™, a coast-to-coast network of fast-charging EV stations). Suncor is developing petroleum resources while advancing the transition to a lower-emissions future through investments in lower emissions intensity power, renewable feedstock fuels and projects targeting emissions intensity. Suncor also conducts energy trading activities focused primarily on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor’s common shares (symbol: SU) are listed on the TSX and NYSE.
The address of the company’s registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.
2. BASIS OF PREPARATION
(a) Statement of Compliance
These condensed interim consolidated financial statements are based on International Financial Reporting Standards as issued by the International Accounting Standards Board, and have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting. They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the audited consolidated financial statements of the company for the year ended December 31, 2023.
(b) Basis of Measurement
The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company’s audited consolidated financial statements for the year ended December 31, 2023.
(c) Functional Currency and Presentation Currency
These consolidated financial statements are presented in Canadian dollars, which is the company’s functional currency.
(d) Use of Estimates, Assumptions and Judgments
The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company’s audited consolidated financial statements for the year ended December 31, 2023.
(e) Income Taxes
The company recognizes the impacts of income tax rate changes in earnings in the period that the applicable rate change is enacted or substantively enacted.
3. NEW IFRS STANDARDS
(a) Adoption of New IFRS Standards
In October 2022, the IASB issued Non-current Liabilities with Covenants (Amendments to IAS 1). The amendments improved the information an entity provides when its right to defer settlement of a liability for at least twelve months is subject to compliance with covenants. The company adopted the amendments on the effective date January 1, 2024, and there was no material impact to the consolidated financial statements as a result of the initial application.
In September 2022, the IASB issued Lease Liability in a Sale and Leaseback (Amendments to IFRS 16). The amendments add subsequent measurement requirements for sale and leaseback transactions. The company adopted the amendments on the effective date January 1, 2024, and there was no impact to the consolidated financial statements as a result of the initial application.
2024 Third Quarter   Suncor Energy Inc.   45

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(b) Recently Announced Accounting Pronouncements
In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements which will replace IAS 1 Presentation of Financial Statements. The new standard will establish a revised structure for the consolidated statements of comprehensive income and improve comparability across entities and reporting periods. IFRS 18 is effective for annual periods beginning on or after January 1, 2027. The standard will be applied retroactively, with certain transition provisions. The company is currently evaluating the impact of adopting IFRS 18 on the consolidated financial statements.
4. SEGMENTED INFORMATION
The company’s operating segments are reported based on the nature of their products and services and management responsibility.
Intersegment sales of crude oil and natural gas are accounted for at market values and are included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.
Three months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Revenues and Other Income

Gross revenues	5 083	4 725	718	647	8 104	8 543	—	(4)	13 905	13 911

Intersegment revenues	2 162	2 078	—	—	20	27	(2 182)	(2 105)	—	—

Less: Royalties	(923)	(1 111)	(94)	(151)	—	—	—	—	(1 017)	(1 262)
Operating revenues, net of royalties	6 322	5 692	624	496	8 124	8 570	(2 182)	(2 109)	12 888	12 649

Other income (loss)	15	(4)	14	(21)	80	(26)	65	38	174	(13)
	6 337	5 688	638	475	8 204	8 544	(2 117)	(2 071)	13 062	12 636
Expenses

Purchases of crude oil and products	486	317	—	—	6 685	6 268	(2 372)	(1 884)	4 799	4 701

Operating, selling and general	2 223	2 213	139	102	592	610	101	199	3 055	3 124

Transportation and distribution	291	254	14	12	189	154	(10)	(8)	484	412

Depreciation, depletion, amortization and impairment	1 324	1 367	191	115	247	234	29	28	1 791	1 744

Exploration	7	7	1	3	—	—	—	—	8	10

(Gain) loss on disposal of assets	(9)	(39)	—	—	(3)	(8)	1	(2)	(11)	(49)

Financing expenses	196	162	21	16	15	12	10	370	242	560
	4 518	4 281	366	248	7 725	7 270	(2 241)	(1 297)	10 368	10 502
Earnings (Loss) before Income Taxes	1 819	1 407	272	227	479	1 274	124	(774)	2 694	2 134

Income Tax Expense (Recovery)

Current	—	—	—	—	—	—	—	—	621	781

Deferred	—	—	—	—	—	—	—	—	53	(191)
	—	—	—	—	—	—	—	—	674	590
Net Earnings	—	—	—	—	—	—	—	—	2 020	1 544
Capital and Exploration Expenditures	967	1 175	281	187	295	195	12	20	1 555	1 577
46   2024 Third Quarter   Suncor Energy Inc.

Nine months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Revenues and Other Income

Gross revenues	15 340	13 474	2 156	2 194	23 729	22 957	(1)	(8)	41 224	38 617

Intersegment revenues	6 259	5 574	—	—	65	58	(6 324)	(5 632)	—	—

Less: Royalties	(2 706)	(1 982)	(360)	(353)	—	—	—	—	(3 066)	(2 335)
Operating revenues, net of royalties	18 893	17 066	1 796	1 841	23 794	23 015	(6 325)	(5 640)	38 158	36 282

Other income (loss)	142	106	15	(11)	197	143	119	88	473	326
	19 035	17 172	1 811	1 830	23 991	23 158	(6 206)	(5 552)	38 631	36 608
Expenses

Purchases of crude oil and products	1 811	1 086	—	—	18 792	17 419	(6 284)	(5 358)	14 319	13 147

Operating, selling and general	6 983	6 933	400	378	1 813	1 864	452	813	9 648	9 988

Transportation and distribution	875	819	63	54	424	398	(30)	(27)	1 332	1 244

Depreciation, depletion, amortization and impairment	3 744	3 688	545	384	727	678	87	87	5 103	4 837

Exploration	77	46	5	13	—	—	—	—	82	59

Gain on disposal of assets	(9)	(39)	—	(608)	(3)	(26)	(1)	(322)	(13)	(995)

Financing expenses	572	488	56	51	52	40	383	550	1 063	1 129
	14 053	13 021	1 069	272	21 805	20 373	(5 393)	(4 257)	31 534	29 409
Earnings (Loss) before Income Taxes	4 982	4 151	742	1 558	2 186	2 785	(813)	(1 295)	7 097	7 199

Income Tax Expense (Recovery)

Current	—	—	—	—	—	—	—	—	2 051	2 068

Deferred	—	—	—	—	—	—	—	—	(152)	(344)
	—	—	—	—	—	—	—	—	1 899	1 724
Net Earnings	—	—	—	—	—	—	—	—	5 198	5 475
Capital and Exploration Expenditures(1)	3 399	3 028	652	507	838	697	24	44	4 913	4 276

(1)
Excludes capital expenditures related to assets previously held for sale of  $108 million for the nine months ended September 30, 2023.

2024 Third Quarter   Suncor Energy Inc.   47

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Disaggregation of Revenue from Contracts with Customers and Intersegment Revenue
The company’s revenues are from the following major commodities:
Three months ended September 30	2024			2023
($ millions)	North America	International	Total	North America	International	Total
Oil Sands

Synthetic crude oil and diesel	4 883	—	4 883	4 912	—	4 912

Bitumen	2 362	—	2 362	1 891	—	1 891
	7 245	—	7 245	6 803	—	6 803
Exploration and Production

Crude oil and natural gas liquids	718	—	718	423	224	647

Natural gas	—	—	—	—	—	—
	718	—	718	423	224	647
Refining and Marketing

Gasoline	3 645	—	3 645	3 779	—	3 779

Distillate	3 726	—	3 726	4 030	—	4 030

Other	753	—	753	761	—	761
	8 124	—	8 124	8 570	—	8 570
Corporate and Eliminations
	(2 182)	—	(2 182)	(2 109)	—	(2 109)
Total Revenue from Contracts with Customers	13 905	—	13 905	13 687	224	13 911
Nine months ended September 30	2024			2023
($ millions)	North America	International	Total	North America	International	Total
Oil Sands

Synthetic crude oil and diesel	14 357	—	14 357	14 476	—	14 476

Bitumen	7 242	—	7 242	4 572	—	4 572
	21 599	—	21 599	19 048	—	19 048
Exploration and Production

Crude oil and natural gas liquids	1 764	392	2 156	1 430	758	2 188

Natural gas	—	—	—	—	6	6
	1 764	392	2 156	1 430	764	2 194
Refining and Marketing

Gasoline	10 154	—	10 154	9 940	—	9 940

Distillate	11 500	—	11 500	11 039	—	11 039

Other	2 140	—	2 140	2 036	—	2 036
	23 794	—	23 794	23 015	—	23 015
Corporate and Eliminations
	(6 325)	—	(6 325)	(5 640)	—	(5 640)
Total Revenue from Contracts with Customers	40 832	392	41 224	37 853	764	38 617
48   2024 Third Quarter   Suncor Energy Inc.

5. OTHER INCOME (LOSS)
Other income (loss) consists of the following:
	Three months ended September 30		Nine months ended September 30
($ millions)	2024	2023	2024	2023
Energy trading and risk management	68	(84)	207	183

Investment and interest income	111	71	218	139

Insurance proceeds and other	(5)	—	48	4
	174	(13)	473	326
6. SHARE-BASED COMPENSATION
The following table summarizes the share-based compensation expense for all plans recorded within operating, selling and general expense:
	Three months ended September 30		Nine months ended September 30
($ millions)	2024	2023	2024	2023
Equity-settled plans	3	3	10	12

Cash-settled plans	73	228	353	342
	76	231	363	354
7. FINANCING EXPENSES
	Three months ended September 30		Nine months ended September 30
($ millions)	2024	2023	2024	2023
Interest on debt	151	205	516	593

Interest on lease liabilities	64	41	189	137

Capitalized interest	(88)	(65)	(245)	(185)
Interest expense	127	181	460	545

Interest on partnership liability	12	12	36	37

Interest on pension and other post-retirement benefits	6	4	17	7

Accretion	150	132	444	399

Foreign exchange (gain) loss on U.S. dollar denominated debt	(123)	256	200	15

Operational foreign exchange and other	44	(25)	(120)	126

Loss on extinguishment of long-term debt	26	—	26	—
	242	560	1 063	1 129
In the third quarter of 2024, the company completed two partial redemptions, for US$196.0 million of its outstanding US$1.15 billion 6.50% notes due 2038, and for US$18.9 million of its outstanding US$900.0 million 6.80% notes due 2038, resulting in a debt extinguishment loss of $26 million ($23 million after tax).
Subsequent to the third quarter of 2024, the company completed a debt tender offer and, as a result, repaid approximately $1.1 billion CAD equivalent of its various notes on October 7, 2024.
2024 Third Quarter   Suncor Energy Inc.   49

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
8. EARNINGS PER COMMON SHARE
	Three months ended September 30		Nine months ended September 30
($ millions)	2024	2023	2024	2023
Net earnings	2 020	1 544	5 198	5 475
(millions of common shares)
Weighted average number of common shares	1 269	1 300	1 280	1 313

Dilutive securities:

Effect of share options	2	2	2	2
Weighted average number of diluted common shares	1 271	1 302	1 282	1 315
(dollars per common share)
Basic and diluted earnings per share	1.59	1.19	4.06	4.17
9. NORMAL COURSE ISSUER BID
During the first quarter of 2024, the TSX accepted a notice filed by Suncor to renew its normal course issuer bid (NCIB) to purchase the company’s common shares through the facilities of the TSX, NYSE and/or alternative trading systems. The notice provided that, beginning February 26, 2024, and ending February 25, 2025, Suncor may purchase for cancellation up to 128,700,000 common shares, which is equal to approximately 10% of Suncor’s public float (as defined in the TSX Company Manual) as of February 12, 2024. As at February 12, 2024, Suncor had 1,287,461,183 common shares issued and outstanding.
A share buyback tax was substantively enacted during the second quarter of 2024, with an effective date of January 1, 2024, and the company has prospectively applied this tax on its share repurchase activities.
For the three months ended September 30, 2024, the company repurchased 15.0 million common shares under the 2024 renewed NCIB at an average price of $52.51 per share, for a total repurchase cost of $0.8 billion, including taxes. For the nine months ended September 30, 2024, the company repurchased 3.4 million common shares under the previous 2023 NCIB and 33.6 million under the 2024 renewed NCIB at an average price of $51.50 per share, for a total repurchase cost of $1.9 billion, including taxes.
For the three months ended September 30, 2023, the company repurchased 6.8 million common shares under the 2023 renewed NCIB at an average price of $44.20 per share, for a total repurchase cost of $0.3 billion. For the nine months ended September 30, 2023, the company repurchased 8.3 million common shares under the previous 2022 NCIB and 35.2 million under the 2023 renewed NCIB at an average price of $42.69 per share, for a total repurchase cost of $1.9 billion.
The following table summarizes the share repurchase activities during the period:
	Three months ended September 30		Nine months ended September 30
($ millions, except as noted)	2024	2023	2024	2023
Share repurchase activities (thousands of common shares)

Shares repurchased	15 044	6 789	37 043	43 529
Amounts charged to:

Share capital	255	114	628	729

Retained earnings(1)	549	186	1 309	1 129
Share repurchase cost	804	300	1 937	1 858

(1)
Includes $14 million and $29 million of taxes on share repurchases for the three and nine months ended September 30, 2024, respectively.

50   2024 Third Quarter   Suncor Energy Inc.

Under an automatic repurchase plan agreement with an independent broker, the company has recorded the following liability for share repurchases that may take place during its internal blackout periods:
($ millions)	September 30 2024	December 31 2023
Amounts charged to:

Share capital	97	60

Retained earnings	188	90
Liability for share purchase commitment	285	150
10. FINANCIAL INSTRUMENTS
Derivative Financial Instruments
(a) Non-Designated Derivative Financial Instruments
The company uses derivative financial instruments, such as physical and financial contracts, to manage certain exposures to fluctuations in interest rates, commodity prices and foreign currency exchange rates, as part of its overall risk management program, as well as for trading purposes.
The changes in the fair value of non-designated derivatives are as follows:
($ millions)	Total
Fair value outstanding at December 31, 2023	(20)

Changes in fair value recognized in earnings during the year	97

Cash settlements – paid (received) during the year	(10)
Fair value outstanding at September 30, 2024	67
(b) Fair Value Hierarchy
To estimate the fair value of derivatives, the company uses quoted market prices when available, or third-party models and valuation methodologies that utilize observable market data. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:
•
Level 1 consists of instruments with a fair value determined by an unadjusted quoted price in an active market for identical assets or liabilities. An active market is characterized by readily and regularly available quoted prices where the prices are representative of actual and regularly occurring market transactions to assure liquidity.

•
Level 2 consists of instruments with a fair value that is determined by quoted prices in an inactive market, prices with observable inputs or prices with insignificant non-observable inputs. The fair value of these positions is determined using observable inputs from exchanges, pricing services, third-party independent broker quotes and published transportation tolls. The observable inputs may be adjusted using certain methods, which include extrapolation over the quoted price term and quotes for comparable assets and liabilities.

•
Level 3 consists of instruments with a fair value that is determined by prices with significant unobservable inputs. As at September 30, 2024, the company does not have any derivative instruments measured at fair value Level 3.

In forming estimates, the company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.
2024 Third Quarter   Suncor Energy Inc.   51

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The following table presents the company’s derivative financial instruments measured at fair value for each hierarchy level as at September 30, 2024:
($ millions)	Level 1	Level 2	Level 3	Total Fair Value
Accounts receivable	59	57	—	116

Accounts payable	(38)	(11)	—	(49)
	21	46	—	67
During the third quarter of 2024, there were no transfers between Level 1 and Level 2 fair value measurements.
Non-Derivative Financial Instruments
At September 30, 2024, the carrying value of fixed-term debt accounted for under amortized cost was $11.0 billion (December 31, 2023 – $11.1 billion) and the fair value was $11.2 billion (December 31, 2023 – $11.1 billion). The estimated fair value of long-term debt is based on pricing sourced from market data.
11. ASSET TRANSACTIONS AND VALUATIONS
Oil Sands
Fort Hills:
During the first quarter of 2023, the company completed the acquisition of an additional 14.65% working interest in Fort Hills from Teck Resources Limited for $712 million, bringing the company’s working interest in Fort Hills to 68.76%.
During the fourth quarter of 2023, the company completed the acquisition of TotalEnergies Canada, which held the remaining 31.23% working interest in Fort Hills, for $1.468 billion before closing adjustments and other closing costs, making Suncor the sole owner of Fort Hills.
Meadow Creek:
During the third quarter of 2023, the company recorded after-tax derecognition charges of $192 million ($253 million before-tax) on its Meadow Creek development properties as these properties no longer aligned with the company’s future development plans.
Exploration and Production
Sale of United Kingdom Operations:
During the second quarter of 2023, the company completed the sale of its United Kingdom (U.K.) operations, including its interests in Buzzard and Rosebank located in the U.K. sector of the North Sea, for gross proceeds of $1.1 billion, before closing adjustments and other closing costs, resulting in an after-tax gain on sale of $607 million ($607 million before-tax).
Corporate
Sale of Wind and Solar Assets:
During the first quarter of 2023, the company completed the sale of its wind and solar assets for gross proceeds of $730 million, before closing adjustments and other closing costs, resulting in an after-tax gain on sale of approximately $260 million ($302 million before-tax).
12. PROVISIONS
Suncor’s decommissioning and restoration provision increased by $506 million for the nine months ended September 30, 2024. The increase was primarily due to a decrease in the credit-adjusted risk-free interest rate to 5.00% (December 31, 2023 – 5.20%).
13. PENSIONS AND OTHER POST-RETIREMENT BENEFITS
For the nine months ended September 30, 2024, the actuarial gain on employee retirement benefit plans was $480 million (net of taxes of $151 million), mainly due to strong plan assets performance while discount rates were unchanged at 4.60% (December 31, 2023 – 4.60%).
52   2024 Third Quarter   Suncor Energy Inc.